Exhibit 3

URL: http://news.163.com/11/0120/10/6QR78NNA00014JB6.html

China’s Total Retail Sales in 2010 Amounted to RMB15,455.4 Billion

Introduced by Ma Jiantang, Director General of National Bureau of Statistics of China (Yang Jia, China Net)

China Net Dispatch in Beijing on Jan 20: Mr. Ma Jiantang, the Director General of National Bureau of Statistics of China said on the press conference held by the State Council Information Office in the morning today that China’s consumption enjoyed a steady and fast growth and the popular commodities maintained high sales in 2010. China Net Live Show.

Ma Jiantang said that in 2010, the total national retail sales reached RMB15,455.4 billion, a growth of 18.4%, or a real growth of 14.8% after deducting the price factors. Of this total, the retail sales in cities stood at RMB13,368.9 billion, up by 18.8%, and that in rural areas reached RMB2,086.5 billion, up by 16.1%. Grouped by consumption patterns, the income of catering industry was RMB1,763.6 billion, up by 18.0%; that of retail sales of commodities, RMB13,691.8 billion, up by 18.5%. In particular, the retail sales by businesses above designated size reached RMB5,805.6 billion, up by 29.9%. Rapid growth was registered in emerging areas for consumption: the sales of gold, silver and jewelries rose by 46.0%; that of furniture went up by 37.2%; automobiles grew by 34.8% and household appliances and audio-video equipment increased by 27.7%.
 (Source: China Net  Author: Cheng Shengzhong)